QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

        The following is a list of subsidiaries of Meru Networks, Inc. The listed subsidiaries do not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(2l)(ii) of Regulation S-K.

Subsidiary	Jurisdiction
Meru Networks International, Inc.	Delaware
Meru Networks India Private Limited	India
Meru Networks K.K.	Japan
Meru Networks B.V.	Netherlands
Meru Networks Canada, Inc.	Canada
Meru Networks Singapore PTE Limited	Singapore
Meru Networks UK Limited	United Kingdom
Identity Networks Limited	United Kingdom
Meru Networks Germany, GmbH	Germany
Meru Networks Sweden AB	Sweden
Meru Networks Hong Kong Limited	Hong Kong

QuickLinks

  Exhibit 21.1